UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2010

Commission File Number: 001-32199
Ship Finance International Limited
(Translation of registrant’s name into English)
Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
     Ship Finance International Limited (the “Company”) hereby amends and restates the first paragraph of the section entitled “Summary – Debt Tender Offer” of its prospectus supplement filed on November 12, 2010 in connection with the public offering of $400 million aggregate principal amount of senior unsecured notes due 2020 (the “Prospectus Supplement”). In addition, the Company amends the section entitled “Underwriting” of the Prospectus Supplement to include a sentence that immediately precedes the subsection entitled “Commission Expenses” in that section. The amended and restated paragraph as well as the included sentence are contained in Exhibit 99.1 attached hereto.
     This Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (Registration No. 333-170598) of which the Prospectus Supplement is a part, which was filed with the U.S. Securities and Exchange Commission on November 12, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ship Finance International Limited (Registrant)
Date: November 15, 2010	By:	/s/ Ole B. Hjertaker
		Name:	Ole B. Hjertaker
		Title:	Chief Executive Officer, Ship Finance Management AS